EXHIBIT 99.1

Brookfield Infrastructure Announces Results of Reclassification of its Series 9 Preferred Units

BROOKFIELD, News, March 17, 2023 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that after having taken into account all election notices received by the March 16, 2023 deadline for the reclassification of its Cumulative Class A Preferred Limited Partnership Units, Series 9 (the “Series 9 Units”) (TSX: BIP.PR.E) into Cumulative Class A Preferred Limited Partnership Units, Series 10 (the “Series 10 Units”), it has determined that there will be no reclassification of Series 9 Units into Series 10 Units, and holders of Series 9 Units will retain their Series 9 Units.

There were 18,000 Series 9 Units tendered for reclassification, which is less than the 1,000,000 units required to give effect to reclassifications of Series 9 Units into Series 10 Units.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Corporation, a global alternative asset manager with approximately $800 billion of assets under management. For more information, go to www.brookfield.com.

Contact Information

Media Sebastien Bouchard Vice President, Communications Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investor Relations Stephen Fukuda Vice President, Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com